        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2007

Suite 1540 – 800 West Pender Street, Vancouver  BC V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated November 13, 2007 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the 9 months ended September 30, 2007.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2006.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario.  In addition, the Company has recently acquired significant land packages in Alaska, USA and Nevada, USA as described below under highlights.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

McEwen Acquisition and Financing

On May 18th, 2007 the Company closed the McEwen acquisition and financing, with Rob McEwen (“McEwen”) and associated companies.  Mr. McEwen was the former Chairman and CEO of Goldcorp Inc.  Pursuant to the acquisition agreement, the Company acquired from Evanachan Limited, a 513,000 acre property in Alaska surrounding the world-class Pogo Gold Mine and from Lexam Explorations Inc., a 225,000 acre property in the northeastern part of Nevada.  Rubicon issued approximately 31.4 million shares for the Alaska properties at a deemed price of $0.70 per share and approximately 8.6 million shares for the Nevada properties at a deemed price of $0.70 per share. In addition, McEwen made a $10 million private placement in the Company and secured subscriptions for a further $5 million by other parties.   In all, a total of 21,428,564 financing units were subscribed for at a price of $0.70 per unit.  The price was based on the average of the closing prices of the Company’s shares on the TSE, on the 5 days immediately prior to the agreement date.  Each unit included one common share and one half of one warrant.  One whole warrant is exercisable at $1.50 for one additional common share for a period of 2 years from the date of the financing.

Further details of the transactions are available on Sedar in the material change report of May 28, 2007.

$10.4 Million Financing

On October 25, 2007, the Company signed an agreement with Research Capital Corp. for a $10,000,080, bought deal, flow-through share financing.  The Company agreed to issue 4,651,200 flow-through shares at a price of $2.15 per share, a 21% premium above the $1.78 closing price of the Company’s stock the day prior to the agreement.  An all share commission is to be paid to the underwriter amounting to 7% of the value of the bought deal financing at a deemed share price of $1.78 per share totaling 393,261 shares.  In addition, the Directors of the Company have authorized a further 186,047 flow-through shares to be issued to other investors under the same terms for further proceeds of $400,000.  This portion of the financing is not subject to a commission.  Completion of the financing is subject to final approvals.

Under the terms of the subscription agreements all funds from the financing will be spent on Canadian exploration expenditures on the Company’s Ontario properties before the end of 2008.  These expenditures will be renounced to the investors for the 2007 tax year.

Further details of the transaction are available on Sedar in the material change report of November 2, 2007.

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

Red Lake Exploration

100% Controlled Projects

2007 Exploration Highlights - Phoenix Gold Project

The Phoenix Gold Zone was discovered by Rubicon in 2004.  Since that time, the zone has been tested through drilling at an average 30-metre spacing over a strike length of 500 metres and to a depth of 200 metres. The zone remains open at depth and along strike for expansion.

On January 29, 2007, the Company announced an expansion of its exploration programs on its 100% controlled Phoenix Gold Project to include a surface drilling of deep footwall targets and an evaluation of further exploration from underground.  The Phoenix Gold Project has significant physical assets including the McFinley shaft which currently extends to a depth of 450 feet (137 metres). To follow up currently known zones and to gain better access to deep drill targets, surface drill programs could be supplemented by underground drilling to afford year-round drill access. Accordingly, a review of the permitting and cost/benefit analysis to allow exploration from underground is ongoing.

To the end of September 2007 the Company has incurred nearly $2 million in exploration expenditures, completing 10,214 metres of drilling on its 100% owned Phoenix Gold Project.  Interim results were returned and released June 19, 2007 and further results were released July 30th, 2007. Each of the three new target areas drilled to date in the recent program have intersected gold-bearing zones and are open for follow-up drilling:

1) North Peninsula Target: A total of eight holes have tested the North Peninsula Target, on two east-southeasterly oriented sections, spaced approximately 50 metres apart.  Recent results, including 14.65 g/t gold over 0.80 metres, 9.49 g/t gold over 1.00 metre, 5.94 g/t gold over 2.15 metres and 1.25 g/t gold over 7.65 metres, continue to indicate the overall robust nature and continuation of the gold mineralization at depth and along strike.

The North Peninsula Target is characterized by two distinct gold zones:

i)
The Lower Zone has returned assays that include 34.14 g/t gold over 1.00 metre, 28.07 g/t gold over 0.90 metres, 10.59 g/t gold over 1.57 metres (incl. 16.90 g/t gold over 0.92 metres), 10.46 g/t gold over 1.50 metres (incl. 25.60 g/t gold over 0.50 metres), and 9.49 g/t gold over 1.00 metres. Technical details of the zone are summarized below:

The Lower Zone, currently intersected between 230 metres and 380 metres below surface occurs within a package of intensely altered mafic rocks, capped by ultramafic units.  Alteration is characterized by intense silicification, biotite alteration and arsenopyrite replacement (locally up to fifty percent of the interval) of carbonate veins over widths ranging from four to nine metres.  The overall thickness of the Lower Zone varies from 50 to 80 metres.

The structural relationship of the ultramafic rocks, acting as a barrier to gold bearing fluids and capping the underlying mafic rocks, is considered a very prospective setting for gold mineralization.  The intense style of alteration, the structural relationship of the ultramafic and mafic rocks, and the gold mineralization point to a number of striking similarities to documented zones from the Red Lake Mine (Goldcorp).

ii)
The Upper Zone has returned assays which include 14.65 g/t gold over 0.80 metres, 9.90 g/t gold over 1.30 metres, 5.94 g/t gold over 2.15 metres (incl. 9.42 g/t gold over 1.15 metres)  and 4.44 g/t gold over 1.30 metres. Technical details of the zone are summarized below:

The Upper Zone, situated less than 120 metres below surface, is developed within variably altered mafic volcanic rocks, characterized by the presence of intense biotite alteration, colloform/crustiform, quartz-carbonate veining and varying amounts of sulphides, including five to ten percent arsenopyrite.  A westerly dipping fault zone associated with the gold bearing zone has been observed in all of the drill holes completed on the North Peninsula Target to date.  The style of the gold mineralization, alteration and the presence of an intense fault zone, which acts as a conduit for the gold bearing fluids, is very similar to the setting of the gold mineralization observed at the Phoenix Gold Target, 1500 metres to the northeast.  The Phoenix Gold target has 67 significant drill intercepts, averaging 10.66 g/t gold over 2.00 metres and is currently defined over a strike length of 500 metres and to a depth of 200 metres.  A resource estimate has not been calculated for the Phoenix Zone, to date.

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

2) West Mine Target: The West Mine Target is located west of the historical underground workings at the Phoenix Project and has previously (see news release dated June 19, 2007) returned 42.99 g/t gold over 1.55 metres, from a fault zone containing visible gold.  WMT-07-02, drilled 30 metres to the south, intersected the same structure however it did not contain any significant gold grades.  Based on the gold mineralization observed to date and the moderate to strong alteration associated with this fault zone, this area continues to be a prospective target for follow up drilling.

3) KZ Target: 2.89 g/t gold over 9.00 metres (incl. 9.60 g/t gold over 1.00 metre and 7.29 g/t gold over 1.00 metre) and 5.41 g/t gold over 2.40 metres. The KZ Target has been intersected in two drill holes, KZ-07-01 and KZ-07-02. Intersected at a shallow depth of 80 to 100 metres below surface, the gold mineralization is hosted by a package of intensely silicified and fuchsite altered ultramafic rocks. Although the style of gold mineralization at the KZ Target is different than the North Peninsula Target, it is also situated in the vicinity of a north-trending, regional-scale, geophysical discordance that is interpreted to be a major fault zone. This second major fault zone is approximately 800 metres northeast of the North Peninsula Zone fault and is parallel to it. The presence of significant fault zones in close proximity to the mineralization described above is considered significant. Elsewhere on the property, at the Phoenix Zone, where 67 drill holes have been completed from surface to approximately 250 metres below surface, gold mineralization and fault zones are intimately associated.

4) Deep Footwall Target: 23.55 g/t gold over 1.00m. Occurring at a vertical depth of 1,250 metres this zone represents the deepest gold intercept on the Phoenix Project to date. The gold is hosted in a 15 metre thick package of altered and mineralized mafic volcanic rocks within highly deformed ultramafic rocks. The Deep Footwall Target was intersected at the eastern side of the property and is interpreted to dip westwards. Since this is the first drill hole that has tested this target area, true widths of gold-bearing zones are not yet known. The geological environment of the Deep Footwall contact is analogous to the Red Lake Mine High Grade Zone, where ultramafic rocks overlie mafic volcanic rocks and act as a 'trap' for gold bearing fluids. With the exception of this drill hole, this target area is completely untested at depth and along strike (>2,500 metres).

The company is incorporating the new results into its property-wide, 3D geological model to aid in the identification of additional drill targets.  On October 18th, the Company announced plans to drill 16,500 metres prior to the end of the first half of 2008 on key Red Lake projects, including Phoenix. Subsequent to this, the Company announced plans to carry out a brokered flow through financing of $10 million which, if successfully completed, will lead to an upward revision of drill budgets in Red lake. Drilling commenced in mid-October to follow up on the North Peninsula Target, which is open both along strike and down dip.  In addition, a series of deep exploratory holes are planned for Q1/Q2 2008 to test for the extension of mineralization to depth below known zones and to test between 350m and 1500m vertical, in several priority areas of the property where no previous drilling has been carried out.

Adams Lake Property

The Company considers the project to be strategically located in the camp.  Exploration plans for 2008 to advance the property are currently being evaluated.  During the months of September and October 2007, the company completed soil sampling survey over priority target areas on the property to aid in potential drill targeting results of which will be incorporated into drill targeting to be completed by year end.

East Bay Property

The Company has vested (as of January 30, 2007) 100% interest in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  During 2004, Wolfden Resources Ltd., as operator, funded a $0.6 million drilling exploration program on the East Bay West (4 claims) where anomalous gold up to 8.75 g/t over 0.54 metres was returned along with thick intervals of anomalous gold of 0.59 g/t over 40.5 metres and 0.74 g/t over 28.2 metres.  Wolfden subsequently elected not to continue with its option on this project.

The Company believes that the property has the potential to host the down dip extension of the adjacent East Bay zones controlled by Goldcorp Inc. (previously Placer Dome)/Premier Gold Mines Ltd. (previously Wolfden) and future follow up drilling in the area is warranted. In addition, the property covers four kilometres of the East bay ultramafic, a prime exploration target in the district. Plans to advance East Bay exploration will be formulated by year end.

        --

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

Partnered Projects

McCuaig JV Property

The Joint Venture (Rubicon Minerals Corp. 60% and Golden Tag Resources 40%) completed a 1,172 metre (one drill hole plus a wedge hole) on the McCuaig Project, incurring $222,450 in expenditures during February-March 2007.  A 935 metre initial mother hole intersected a 26-metre section (interpreted as greater than 90% true thickness) of intensely veined and altered basalts at 844 metres downhole.  The zone contains variable amounts of sulphides including trace to 2% fine-grained arsenopyrite and anomalous gold.  Visible gold occurs in a 4.5-metre thick (interpreted as greater than 90% true thickness) shear containing arsenopyrite at the base of the altered zone.  The geological setting is considered to be analogous to the Bruce Channel mineralization currently being explored at the adjacent Gold Eagle Mines discovery and also to the setting of the major gold deposits of the camp.

A secondary hole, (MC-07-01AW), was wedged off the mother hole from 822 metres to produce a second cut through the altered zone. Assay results returned 4.24 g/t gold over 1.7 metres in the mother hole and 15.65 g/t gold over 1.55 metres, in the wedge hole. Both gold intercepts occur within an identifiable structure at the base of the vein zone. The two intercepts demonstrate good continuity within the shear structure which is open along strike and down dip.

The intercept is interpreted to be down dip of the No. 1 vein at the adjacent McKenzie Mine. This mine produced 651,000 ounces of gold between 1935 and 1966. However unlike the No. 1 vein, which was developed within granite, the McCuaig structure is within Balmer mafic volcanics which, elsewhere in the camp, are host to significant gold deposits.

On May 8, 2007 the Joint Venture announced plans to conduct a $1.5M drill exploration program to follow-up on the 15.65 g/t over 1.55 metre winter intercept.  The program was designed to test for gold associated with the greater than 20 metre wide gold bearing alteration zone.  Drilling commenced in late June and a total of 6691m was completed in early October Final results are pending.

DMC Property

In November, 2005, the Company signed an option agreement on its DMC property whereby Agnico-Eagle Mines Ltd. (Agnico) has the option to acquire a 51% interest in the property by spending $2.25 million in exploration costs over a three year period, including a firm commitment to spend $500,000 in exploration in the first year of the agreement (completed).  Agnico-Eagle Mines Ltd. is required to make cash payments totaling $110,000 including a $25,000 firm commitment in the first year (completed).  Upon vesting, Agnico-Eagle will have a further option to increase its interest up to 65%.

 During 2006, Agnico funded a 3,832 metre drill program on the DMC property and incurred a total of $676,893 in exploration expenditures.  The program identified a permissive gold bearing environment on the project.  Agnico is required to spend a further $575,000 prior to January 2008 to maintain its option on the property.

In February 2007, Agnico funded $282,694 in exploration expenditures by completing a Phase I, three hole, 1399-metre drill program on the property.  All three holes intersected zones containing visible gold, the most significant returned 57.37 g/t gold over 0.5 metres associated with a 10 cm quartz vein containing visible gold. This intercept remains open down plunge and has currently been tested at only moderate depths below surface (295 metres vertical depth).

During September and October of 2007, Agnico-Eagle Mines Ltd. funded a 1455m drill program on the property to follow-up anomalous gold results returned from the Q1 program. This program will meet the second year expenditure requirements under the terms of the Option Agreement.  To complete the third year commitment to the Agreement Agnico is required to spend $1.0M prior to January 25, 2009 which would vest their 51% interest in the property.  Results from the drill program completed in early October 2007 are pending.

Red Lake North Property

The Company has optioned a 55% interest in 47 unpatented mining claims (329 units) known as the Red Lake Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”). Under terms of the Letter Agreement dated April 18, 2006 (effective date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make a an initial cash payment of $5,000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.5% depending on the price of gold.

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

In January of 2007 Solitaire incurred $113,795 in exploration expenditures, to extend a 2006 drill hole to 1791 metres in the north-eastern portion of the property to test for higher grade gold zones down-dip of the Main Discovery Zone (MDZ) located on the adjacent Planet Property. The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth (analogous with the Hemlo deposit).  Continuation of the drill program is scheduled to resume in Q4 2007, subject to the availability of drills.

During August and September 2007, Solitaire Minerals Corp. funded a 2703m drill program on the Main Block Claims of the Red Lake North Property.  Hole RLN-07-07 intersected a 500-metre thick section of moderate to strong biotite and sericite alteration within the stratigraphy. This altered section is interpreted to be the southwest extension of the Sidace Lake area stratigraphy, located five kilometres to the northeast of the Main Block claims, which in that area is host to an extensively drilled gold discovery (the 'MDZ') controlled by Goldcorp Inc. / Planet Exploration Inc. Visible gold in hole RLN-07-07 is observed at 387 metres down the hole within the altered section. The interval returned 9.70 g/t gold over 1.4 metres (including 19.95 g/t gold over 0.65 metres). A second occurrence of visible gold (one speck) occurs at 628 metres downhole. Current assays received from altered wall rocks (11 samples) do not indicate elevated levels of gold.  The presence of visible gold associated with the broad zones of biotite and sericite alteration indicates a geological setting that warrants further exploration.
Remaining samples from these holes are not expected to return anomalous gold assays.

Humlin Property

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”).  Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

During the first year of the agreement exploration expenditures in the amount of $250,000 are a firm and binding commitment.  A 2007 winter drill program consisting of 1380 metres was completed in February 2007 completing the first year commitment.  No significant assays were returned.

No work was conducted in the third quarter of 2007, but exploration plans currently are being formulated for the second year of the option agreement as Solitaire must spend $400,000 to maintain the option in good standing prior to April 30, 2008.

Future Exploration Plans

Pursuant to the McEwen property acquisition and financing, the Company increased its treasury by $15 million and additionally acquired large land packages in Alaska and Nevada.

With the proceeds of the financing, Rubicon plans to complete a $5 million exploration budget in Red Lake before May, 2008. Assuming the planned flow through financing announced by the Company October 25, 2007 is closed, these plans will likely be revised upwards.

The 2007 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., the Qualified Person under the definition of NI 43-101.  All assays were conducted on sawn NQ2-sized half core sections.  Assays are processed by ALS Chemex Labs and/or Accurassay Laboratories using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the 9 months ended September 30, 2007, the Company finalized 19 new property agreements and spent $449,179 on acquisition and maintenance costs and $82,000 on marketing and management and recovered $636,000 in cash and shares.

ALASKA EXPLORATION

During the second quarter, Rubicon acquired a 512,960 acre land package in Alaska, southeast of Fairbanks, pursuant to the McEwen transaction discussed above.  The lands surround the world class Pogo Gold Deposit, which has reported reserves of 3.62 million ounce gold (7.7 million tons grading 0.47 opt as of 12/31/05 (7.0 million tonnes @ 16.12 gpt)) owned by Sumitomo Minerals (60%) and Teck-Cominco (40%) – see www.teckcominco.com for further details of the deposit. Approximately 2/3 of the package is 100% owned by Rubicon (New Horizon Claims) and the other 1/3 consists of lands subject to an option agreement with Rimfire Minerals Corporation that allows the Company to earn up to a 75% interest (see website www.rubiconminerals.com for property map). The exploration targets are high- grade gold deposits of the Pogo type. The Pogo deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

Rimfire Option

Under the terms of the Rimfire option agreement, Rubicon must complete expenditures totaling US$4.8 million in exploration over six years to earn a 60% interest in five properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire's election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from Rimfire’s free cash flow upon production.

Exploration during the Third Quarter

Rubicon's summer 2007 Alaska exploration program focused on the 100% owned New Horizon Claims and the Rimfire joint venture claims - Rubicon can earn up to 75%. A total of four holes (1105.4m) were drilled in the Maple Leaf Area on the New Horizon Claims and seven holes (1749.7m) were drilled on the Rimfire option. Weakly anomalous gold mineralization was returned over narrow intervals at both Maple Leaf and California North. No further work is planned for the Maple Leaf Area at this time, however additional drilling is warranted at California North (Rimfire option) where a 45 ft thick qtz-aspy zone indicates the presence of a large hydrothermal system. This area is considered to be on strike with the main Pogo geochemical anomaly. IP and magnetics may assist in targeting additional drill holes.

This project is at a relatively early stage and plans for 2008 include the completion of the systematic soil auger sampling program that was initiated in 2007, reconnaissance mapping and prospecting over high priority target areas south and west of Teck's soil geochemical anomalies (priority drill target's for Teck west of the Pogo Mine) and an estimated 2000 metres of drilling. All work will be carried out under and managed by Avalon Development with at least one Rubicon geologist assigned to the project.

Rubicon has spent approximately $2.5 million on the Alaska projects to date and the planned expenditures for 2008 are an additional $2.5 million inclusive of land hold costs.

The Alaska projects are under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

During the second quarter, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada pursuant to the McEwen transaction discussed above.  Exploration of this property is in the preliminary stage.  Lexam Explorations Inc., a McEwen controlled company, from whom the property was acquired, had previously carried out approximate $1 million worth of exploration.  Pursuant to the McEwen acquisition and financing agreements, Rubicon must spend $500,000 exploring the property before mid May 2008.  A data compilation was initiated in September which will lead to recommendations for follow up exploration projects.

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

OPERATING RESULTS

9 Months ended September 30, 2007 compared to the 9 Months ended September 30, 2006

For the 9 months ended September 30, 2007, the Company incurred a net loss of $1,586,101 ($0.01 per share) compared to a net loss of $3,433,544 ($0.05 per share) incurred in the 9 months ended September 30, 2006, a reduction in loss of $1,847,443.  During the 9 month period, the Company recorded other comprehensive income of $687,100, compared to nil in the prior year.  Comprehensive loss (the total of the net loss and the other comprehensive loss) for the 9 months was $899,001 compared to $3,433,544 in the prior year comparative period, a decrease in comprehensive loss of $2,534,543.

The decrease in loss was due to the net effect of some expense categories increasing and some decreasing.  In general, savings were made from the sharing of office resources, accounting and investor relations costs with Paragon Minerals Corporation.     Significant items making up this change were as follows:

•
General mineral exploration was down by $141,723 as exploration was concentrated on the Company’s properties.  This expense does not follow a trend and consists of the exploration expenditures that are not allocable to current properties.

•	Professional fees were higher by $125,656 caused by increased legal fees, SOX evaluation fees, and accounting advice and services arising out of plan of arrangement issues.
•	Salary expense was higher by $215,321 due to a combination of increased staffing from the prior year, salary increases and other staff issues.
•	Re-organization costs from the December 2006 plan of arrangement were concentrated in that year and so were $684,437 lower in the current period.
•	Write off of mineral properties was lower by $247,959 in the current year. On average, the Company’s portfolio of properties is improving in quality.
•	Interest income was higher by $383,206 due to interest earned on money received in the 10.6 million (net) financing of April 2006 and the $15 million dollar McEwen financing which closed May 18, 2007.
•	The increase in option receipts in excess of property costs by $143,100 is a reflection of the ERD now having recovered all original and ongoing acquisition costs.
•	Gains on investment sales was down by $197,309 due to a more aggressive policy on liquidating small holdings of exploration companies.
•
Loss in equity investments was lower by $1,262,939. The lower loss was due to distribution, in the prior year of the Africo Resources Ltd. investment, to shareholders under the December 2006 Plan of Arrangement.  In the current year the Company has only recorded its share of losses in Constantine Metal Resources Ltd. to July 10 which were significantly less.  The Company has no equity accounted investments as of September 30, 2007.

•	Future income tax recovery was lower by $473,695 because there was no renunciation of flow-through share expenditures in the current year.
•
Effective January 1, 2007, the Company adopted section 1530 of the CICA handbook which introduces new standards for reporting and display of comprehensive income. Other comprehensive income for the 9 months ended September 30, 2007 was $687,100 (2006 - Nil). The income was the cumulative effect of recognizing unrealized gains of $1,288,298 on the Company’s portfolio of junior mining stocks – mostly caused by the recognition of unrealized gains in the value of Constantine Metal Resources Ltd on it ceasing to be an equity investment.  This gain was offset by unrealized losses of $557,983 on re-valuation of the company’s option rights associated with Africo Resources Ltd. Africo’s share price dropped significantly in the period.  See the discussion under “Changes in Accounting Policies and Initial Adoption” for a detailed discussion on the adoption of the accounting policy.

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

3 Months ended September 30, 2007 compared to the 3 Months ended September 30, 2006

For the 3 months ended September 30, 2007, the Company incurred a net loss of $355,458 ($0.00 per share) compared to a net loss of $1,216,314 ($0.02 per share) incurred in the 3 months ended September 30, 2006, a decrease in net loss of $860,856.  During the quarter, the Company recorded other comprehensive income of $1,608,889 compared to nil in the prior year.  Comprehensive income (the total of the net loss and the other comprehensive income) for the quarter was $1,253, 431 compared to $nil in the prior year comparative quarter, a change from loss to income of $2,469,745.

The decreased loss was due to the net effect of some expense categories increasing and some decreasing but higher loss in the prior year was predominantly from the re-organization expenses for the December 2006 plan of arrangement and the equity losses in the Company’s investment in Africo Resources Ltd.  Significant items making up the changes were as follows:

•	Investor relations costs were down by $117,338 in the current quarter due to sharing of costs with Paragon Minerals and the high cost of AGM materials in the prior – plan of arrangement year.
•	Re-organization costs were higher by $240,067 in the prior year due to the December 2006 plan of arrangement.
•	Mineral property write-offs were higher in the prior year by $258,823 due to Newfoundland properties abandoned due to lack of results.
•	The increase in option receipts in excess of property costs by $124,389 is a reflection of the ERD now having recovered all original and ongoing acquisition costs.
•	The change in gains on investment sales from gain to loss by $147,646 was due to a more aggressive policy on liquidating small holdings of exploration companies.
•
Loss in equity investments was lower by $153,725. The lower loss was due to distribution, in the prior year of the Africo Resources Ltd. investment, to shareholders under the December 2006 Plan of Arrangement.  In the current year the Company only recorded its share of losses in Constantine Metal Resources Ltd. to July 10 which were significantly less.  The Company now has no equity accounted investments.

•
Other comprehensive income for the quarter ending September 30, 2007 was $1,608,889 (Nil in Q3 2006). The income was almost entirely due to the recognition of unrealized gains in Constantine Metal Resources Ltd. on its conversion in July, from equity accounting to normal investment accounting as described in the 9 month comparison.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2007 Third	2007 Second	2007 First	2006 Fourth	2006 Third	2006 Second	2006 First	2005 Fourth
	$	$	$	$	$	$	$	$
Interest and miscellaneous income	218,638	313,598	115,975	90,265	130,740	114,689	19,567	26,202
Gain (loss) on sale of investments	(11,687)	12,500	37,396	(35,525)	135,929	-	99,589	(20,592)
Net loss	355,458	441,774	788,869	354,376	1,216,314	1,479,280	306,471	1,916,339
Basic and fully diluted net loss per share	0.00	0.00	0.01	0.01	0.02	0.02	0.01	0.03

Prior to the 2006 fourth quarter, significant losses were accrued from Rubicon’s equity interest in Africo Resources Ltd.  These losses ceased to accrue upon the distribution of that investment to the Company’s shareholders, early in the 2006 fourth quarter.  During 2006 and early 2007, the costs of the December 2006 Plan of Arrangement also increased expenses significantly.  Other factors causing significant variations included the recording of stock based compensation and the write-off of abandoned mineral properties.  These other factors do not have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – 9 months ended September 30, 2007.

The Company had working capital of $22.6 million as at September 30, 2007 compared to $11.5 million as at December 31, 2006.  None of the Company’s funds are invested in asset backed commercial paper.

On May 18, 2007, the Company closed the McEwen financing, issuing 21,428,564 units at $0.70 per unit for gross proceeds of $15 million.  Each unit included a ½ warrant that entitles the holder of a full warrant to purchase 1 common share for $1.50 for a period of 2 years.

In addition, during the 9 month period, the Company issued 3,152,792 (2006 – 2,128,813) common shares from the exercise of warrants and agents options for cash proceeds of $1,256,070 (2006 – $1,779,452) and issued 1,531,374 (2006 – 668,628)

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

common shares from the exercise of options for cash proceeds of $1,067,595 (2006 – $740,925) for total net cash proceeds of $17,323,060 (2006 - $13,828,600, including the April 2006 $11.3 million financing).

Other sources of funds included recovery of exploration costs from optionees of the Company’s properties and option payments received - $2,332,269 (2006 – $1,742,082) including $198,063 in option share payments.

The Company currently has sufficient funds to meet its working capital requirements and other requirements for the next 24 months.

As discussed in the highlights above, the Company expects to receive approximately $10.4 million from an all flow-through share financing that is expected to close in mid November.  If these additional funds had been received at the end of September, the Company would have had working capital of approximately $33 million.

Other future sources of capital include the Africo option/warrant obligation.  Under this term of the Plan of Arrangement, Africo held back from distribution to Rubicon shareholders approximately 625,000 shares of its capital for the exercise of Africo Plan of Arrangement options and warrants, outstanding at the completion of the plan of arrangement.  Pursuant to the Plan, proceeds from these exercises will be returned to Rubicon.  Where options or warrants are forfeited or allowed to expire, Rubicon may exercise them for Africo shares at no cost.  The exercise of these instruments, by their holders, or the value of Africo shares received, is dependent upon future Africo share prices and in the case of warrants, Rubicon and Paragon share prices.  There can be no assurance that the current valuation of this asset will eventually be received. The fair value, to Rubicon, of these options and warrants was $2.1 million at December 31, 2006.  During the period, Rubicon received cash proceeds of $1,128,163 from exercises of these Africo options and plan of arrangement warrants. In addition, the Company received 45,408 Africo shares at no cost, (market value $97,627 at September 30, 2007) due to the expiration without exercise of certain options and warrants. An additional reduction in value of the remaining unexercised Africo options to $508,513 as of September 30, 2007 was caused by a sharp reduction the share price of Africo shares during the 9 month period.

Investing Activities – 9 months ended September 30, 2007.

For the 9 months ended September 30, 2007, the Company spent $7.5 million in cash on mineral property acquisition and exploration.  Of that amount the Company recovered $2,025,946 of exploration expenditures and option payments from optionees of the Company’s properties in cash.  In addition, the Company received $98,260 in exploration administration fees from joint venture partners and 198,063 in share option payments.  Total recoveries were $2,332,269.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 12 of the consolidated financial statements of the Company.

TRANSACTIONS WITH RELATED PARTIES

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement.  Paragon shares offices and office expenses with Rubicon and at the period-end, had one common director (two at December 31, 2006) and shared the CFO and office support staff.  In addition, the CEO of Paragon provides management services to Rubicon on a part time basis.

As at September 30, 2007, Paragon owed the Company $20,443 for shared and reimbursable costs.  This balance is included in amounts receivable net of $4,899 owing to Paragon for expense reimbursements.

Legal services

David Reid is a director of the Company and a partner at the law firm Davis LLP.  For the 9 months ended September 30, 2007, Davis LLP invoiced the Company $729,706.  Significant events requiring legal services during the period included completion of the December plan of arrangement and legal work relating to the McEwen acquisition and financing.  At the period end, $91,324 remained outstanding for accrued legal fees to Davis LLP.

See note 11, “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company.

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 3 of the consolidated financial statements for the year ended December 31, 2006.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

The Company follows the CICA Emerging Issues Committee recommendations for accounting for renunciation of flow-through shares. Upon the renunciation of flow-through shares, a future income tax liability is recognized and shareholder equity is reduced.  In the case where the company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs are reversed in the amount of the future tax liability arising from the renunciation.  The credit side of the entry is recorded on the income statement.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Effective January 1, 2007 the Company adopted section 1530 which introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

Equity, CICA Handbook Section 3251

Effective January 1, 2007, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective January 1, 2007, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Pursuant to these new standards, the Company has included a new statement of comprehensive income with its financial statements and has applied fair value accounting to certain of its financial instruments.  This has resulted in the recognition of unrealized gains and losses as other comprehensive income or loss which appear on the statement of comprehensive income or loss.

OUTSTANDING SHARE DATA

As at November 13, 2007, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	142,923,255
Stock options	3,344,250
Warrants	10,714,271
Fully diluted shares outstanding	156,981,776

Note that the Company expects to issue a further 5.2 million common shares later in November, 2007 pursuant to the flow-through financing discussed under highlights.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting  during  the 3 months ended September 30,  2007,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

CAUTIONARY NOTICES

The Company’s interim consolidated financial statements for the 9 months ended September 30, 2007 and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

Forward-looking statements in this document include statements regarding: the Company’s expectations regarding drilling and exploration activities on properties in which the Company has an interest; the Company’s expectations regarding the amount

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        RUBICON MINERALS CORPORATION – MD&A September 30, 2007

and adequacy of its cash reserves in future periods; and the Company’s expectations regarding the amount of expenses in future periods .  There can be no assurance that such statements will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates.  Important factors that could cause actual results to differ materially from the Company’s expectations include among others, risks that legal or regulatory bodies may not accept the Company’s proposals or applications; risks that other individuals or corporations whose continued support or co-operation is required may withdraw same; risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s operations; risks of political instability in foreign countries containing the Company’s projects including the variability of foreign country ownership and mining laws; and other risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators.  Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.